Carroll & Carroll, P.C.

18101 Von Karman Avenue, Suite 330

Irvine, California 92612

August 30, 2013

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jay Mumford

Re: Biolase, Inc.

Registration Statement on Form S-3 (File No. 333-190158)

Dear Mr. Mumford:

On behalf of our client, Biolase, Inc. (the “Company”), we are writing to you in connection with the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”), on July 26, 2013 (the “Initial Registration Statement”), as amended by Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-3 filed with the Commission on August 13, 2013 (“Amendment No. 1”) and as further as amended by Pre-Effective Amendment No. 2 filed with the Commission on August 14, 2013 (“Amendment No. 2”). The Initial Registration Statement, as amended by Amendment Nos. 1 and 2 (and all future amendments) is referred to herein as the “Registration Statement.”

Per the request of the staff of the Commission (the “Staff”), this letter is being provided to provide a follow-up response to a comment contained in the Commission’s letter, dated August 23, 2013 with respect to the Amendment No. 2 (the “Second Comment Letter”) and to respond to a comment provided by Staff on August 30, 2013 in connection with recent litigation filed against the Company.

The text of the Staff comment is copied below in italics for your reference. The Company wishes to again express its appreciation for the Staff’s review of this letter and the previous letter, and will shortly thereafter file an amendment to the Registration Statement, together with a response to all comments contained in the Second Comment Letter.

3. Please provide us your analysis of whether the operating and financial matters mentioned in the press release attached to your Form 8-K dated August 19, 2013 represent developments or are driven by trends that should be addressed in your prospectus per Item 11 of Form S-3.

Response: The Company does not believe that any material changes or trends in its affairs, as defined in Item 11 of Form S-3, have occurred since the end of the latest fiscal year that have not been described in a report on Form 10-Q or Form 8-K filed under the Securities Exchange Act of 1934 (the “Exchange Act”). Subsequent to the filing of the Company’s Quarterly Report on Form 10-Q with the Commission on August 9, 2013 (the “Second Quarter Form 10-Q”), management, in consultation with its finance and accounting department, completed its budget process for the second half of the fiscal year ending December 31, 2013. As a result of completing this process, management projected that estimated net cash used in operating activities would total between approximately $3.5 million to $4.5 million for the year ending December 31, 2013. This information was subsequently disclosed in a press release and as an exhibit to a Current Report on Form 8-K, filed with the Commission on August 20, 2013 (the “August 20, 2013 Form 8-K”).

The information contained in the August 20, 2013 Form 8-K consists of estimates and projections that relate to guidance given by the Company. We understand that the Staff’s concern is that a material change may have occurred in the business that is contributing to the “improvement” in the Company’s cash used in operations, by approximately $1.1 million, from $5.1 million for the six months ended June 30, 2013, to projected net cash used in operations of $4 million for the year ending December 31, 2013, which represents the midpoint of the Company’s revised guidance of cash used in operations for the year ending December 31, 2013, of $3.5 million to $4.5 million. In reality, however, the day-to-day and overall general “affairs” of the Company have not changed in any material sense. The primary reason for the projected improvement in cash used in operations for the remainder of the year is due to the typical seasonal trend of the Company’s business. Generally speaking, the last quarter of the year represents the Company’s busiest sales period as a direct seller in North America.

For example, the Company had net revenue of $19.1 million and generated cash from operations of $1.9 million for the quarter ended December 31, 2012. The net revenue from the fourth quarter ended December 31, 2012, totaling $19.1 million represented approximately 33% of the Company’s total net revenue for the year ended December 31, 2012. During the quarters ended September 30, 2012, and December 31, 2012, the Company used cash in operations of $253,000 and generated $1.9 million from operations, respectively. The net cash generated from operations of $1.6 million for the six months ended December 31, 2012, improved the cash used in operations of $3.3 million for the six months ended June 30, 2012, to cash used in operations of $1.7 million for the year ended December 31, 2012.

Further, considering the years ended December 31, of each of 2012, 2006, 2005, 2004, 2003, 2002, 2001, 2000, 1999, and 1998, the Company’s cash used in operations for the six months ended June 30, in aggregate for all of these periods, totaled approximately $21.5 million. In comparison, the Company’s cash used in operations for the six months ended December 31 for the same ten years totaled approximately $3.1 million, in aggregate. The Company uses these ten years to illustrate this trend because the Company was using the same basic sales model as it is currently using for the year ending December 31, 2013 (selling direct in North America and using a multi-distributor model internationally). The Company excluded the five years ended December 31, 2011, due to the effects of when the Company utilized Henry Schein, Inc. as its exclusive global distributor. During the five years ended December 31, 2011, the cash used in operations was not necessarily indicative of the seasonality that the Company has experienced using its current direct sales and multi-distributor model.

The Company believes that this trend exists primarily because tax incentives create an environment where a significant number of dental practices purchase their capital equipment towards the end of a given calendar year. We believe that this trend is largely due to the desire of dental practices to maximize earnings and minimize their taxes by utilizing Internal Revenue Code (“IRC”) Section 179 accelerated depreciation methods as part of their year-end tax planning. This phenomenon is exacerbated by large dental distributors (such as Henry Schein, Inc., for example) that employ sales procedures that encourage end-of-quarter and end-of-year buying in the industry.

Pursuant to IRC Section 179, a dentist can expense a significant portion of their capital equipment purchases, which provides them the opportunity to reduce current year tax obligations while deferring cash payments on their product purchase over several future years. Moreover, when a dentist uses the Company’s products (dental medical devices) in their practice, it gives them the opportunity to generate additional future revenue in excess of their deferred future cash payments.

The Company respectfully submits to the Commission that examples of a “material change in affairs” would be the discontinuation of one of the Company’s product lines or the closure of a manufacturing facility. Events such as these have not occurred and the Company believes that clarifying its projections and estimates on cash used in its operating activities (which are, by their nature, no more than approximate, good faith judgments) do not rise to the level of material changes in the Company’s affairs. Therefore, we do not believe that the Company’s day-to-day and overall general “affairs” have changed in a material manner subsequent to the filing of the Company’s Second Quarter Form 10-Q.

While the Company believes that there were no material changes in the Company’s affairs, as defined in Item 11 of Form S-3, that have not been described in a Form 10-Q or Form 8-K filed with the Commission under the Exchange Act since the end of the latest fiscal year, the Company is also sensitive to the Staff’s comments, and in order to ensure that all pertinent information is addressed in the prospectus, the Company would also propose to include the following material in the Registration Statement following the fourth paragraph under the caption “ABOUT BIOLASE, INC,” which refers the investor to information furnished but not filed, which would include the material contained in the August 20, 2013 Form 8-K:

We have also furnished reports and documents that are deemed “not filed” under the securities laws. This information includes our estimates of future earnings and expected financial results and projections for current fiscal periods at the time the reports are made, as well as our presentations to investors. While this material is not incorporated by reference into this prospectus, it is nonetheless important information that you should consider.

The Staff’s comment with respect to securities litigation recently filed against the Company.

Response: Due to the Company’s recent decline in stock price, “plaintiffs firms” have initiated securities litigation lawsuits against the Company, each of which seek to establish class action certification and with each firm vying to be named “class counsel” for such an action in order to be awarded attorney’s fees. The claims allege that the Company and certain of its executive officers violated the federal securities laws in connection with statements that the Company filed with or furnished to the Commission in connection with the Company’s financial results for the 2013 second quarter and its announcement that it had received a waiver from Comerica Bank due to non-compliance with a loan covenant. The Company believes that the claims contained in the lawsuits are without merit and intends to vigorously defend itself against them. Indeed, the Company believes that it has sufficient insurance coverage to defend against these claims (combined primary and excess D&O insurance coverage of $25 million), has engaged securities litigation counsel for its defense, and has held a meeting with its full Board of Directors to discuss the claims, their substance, and the Company’s defense strategy.

As the Staff is aware, the Commission’s Current Report on Form 8-K does not have a line item for disclosure of litigation and that litigation is routinely disclosed in a company’s subsequent periodic securities filing (this of course holds true for the Company, which has disclosed litigation in this manner in the past). A rule of thumb for securities practitioners has been that litigation deserves consideration to be filed as an Item 8.01 (Other Events) on Form 8-K when it relates to a “bet the company”-type litigation or settlement, a catastrophic event, or a raid or significant proceeding by a governmental agency. That being said, the Company wishes to address the Staff’s comment and at the same time act with an abundance of caution to insure that investors have all pertinent information before them prior to making their investment decisions. While there is a fair amount of public disclosure regarding this litigation due to the “hype” of press releases disseminated by the plaintiffs firms – who use press releases to publicize themselves and effectively advertise for clients – the best way to inform investors in a direct manner is to provide disclosure of this litigation under the securities laws. Therefore, the Company filed a Current Report on Form 8-K on August 30, 2013, disclosing under Item 8.01 the existence of the litigation, and proposes to list and incorporate by reference the Form 8-K in the Registration Statement under the caption “INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.”

Thank you for your consideration of the above response, and we welcome the Staff’s feedback. The Company respectfully requests the Staff’s assistance in completing its review of the above response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (949) 340-7375.

Very truly yours,

Carroll & Carroll, P.C.

By:

cc:	Russell Mancuso, SEC

Federico Pignatelli, Biolase, Inc.

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